Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

21 June 2018

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

The 2018 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Friday, 10 August 2018 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time) and simultaneously via teleconference.

Security holders wishing to (a) place an item on the agenda of the AGM must submit a request in accordance with Articles 53(b) and 53(c) of James Hardie’s Articles of Association, or (b) make a director nomination must submit a request in accordance with Article 111 (a)(ii) of James Hardie’s Articles of Association, in each case by either:

•	Delivering a hard copy of the request to James Hardie’s registered office:

Europa House, 2nd Floor
Harcourt Centre, Harcourt Street
Dublin 2, Ireland; or

•	Emailing a soft copy of the request to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA)
Alison Littley (United Kingdom), Steven Simms (USA), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719
ARBN: 097 829 895